Mail Stop 3561

Via Fax & U.S. Mail

Mr. Alan B. Graf, Jr.
Chief Financial Officer
942 South Shady Grove Road
Memphis, Tennessee 38120

      Re: **FedEx Corporation**
              Form 10-K for the year ended May 31, 2009
              Filed July 15, 2009
              File No. 001-15829

Dear Mr. Graf:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended May 31, 2009

Management's Discussion & Analysis
– Reportable Segments, page 50

1. Please revise future filings to discuss the nature of any significant changes in each

operating expense line item for each of the Company's segments. Also, please revise to discuss the amount of intercompany charges allocated to each segment based either on gross dollar amount allocated or as a percentage of revenue and discuss the facts and circumstances responsible for the changes in allocated costs. For example, please tell us why intercompany charges for each transportation segment were higher in 2009 as a percent of revenue attributable to each segment. Alternatively, you can discuss the changes in the FedEx Services expenses from year to year in the operating results discussion of the FedEx Services segment.

Notes to the Financial Statements

- General

2. We note from your discussion on page 43 of MD&A that you have implemented several actions in 2009 to lower your cost structure. To the extent that any of these activities are considered exit or restructuring activities as defined in SFAS No 146, please confirm that you have applied the guidance in SFAS No. 146 and in future filings please revise the notes to the financial statements to include all of the disclosures required by paragraph 20 of SFAS No. 146 as applicable.

Note 1. Description of Business and Summary of Significant Accounting Policies

- Impairment of Long-Lived Assets, page 97

3. We note your disclosure that a limited amount of your total aircraft capacity remains temporarily grounded because of network overcapacity due to the current economic environment. Please tell us if these aircraft continue to remain grounded subsequent to your filing of the Form 10-K and if so, please tell us if you have performed an impairment analysis of these aircraft subsequent to your fourth quarter 2009 analysis. If not, please tell us why you do not believe such an analysis is required pursuant to the guidance in paragraph 8 of SFAS No. 144.

Note 4. Goodwill and Intangibles, page 102

4. It appears from your disclosure in Note 13 that the FedEx Services segment expenses are allocated to the other transportation segments and you do not report an operating income/loss number for this segment (other than impairment charges). In light of the fact that it appears this segment mostly supplies services to the other transportation segments, please explain to us the nature of the goodwill allocated to this segment at May 31, 2009 and explain to us why you believe that this goodwill is realizable. As part of your response, please tell us how you use operating income as part of your forecast and impairment analysis given the lack of a segment operating income amount.

Note 13. Business Segment Information, page 121

5. We note from your disclosure in Note 13 to the financial statements that the net operating costs of FedEx Services segment are allocated to the other transportation segments and the Services segment does not have a segment operating income/loss amount other than the amount of any goodwill or other impairment charges that are specific to that segment. Please explain to us how the CODM evaluates segment performance of the FedEx Services segment (including the operations of FedEx Office). As part of your response, please tell us why you believe it is appropriate to allocate the entire amount of revenues and expenses of Fed Ex Services segment (including FedEx Office) to the other transportation segments.   Also, in light of the fact that in the Form 10-K for the year ended May 31, 2007 you disclosed $45 million operating income for fiscal 2007 related to the FedEx Kinkos segment, which is now part of FedEx Services segment, please explain to us why your current 10-K discloses zero operating income/loss allocated to the Services segment for 2007.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(901) 818-7111